LYRIS, INC.

February 5, 2008

Ms. Kari Jin

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

                                                Re:                               Staff Comment Letter to Lyris, Inc. dated January 31, 2008

Dear Ms. Jin:

This letter is submitted by Lyris, Inc. (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter to the Company dated January 31, 2008 (the “Comment Letter”).  The Company is currently in the process of (i) preparing for its annual meeting of stockholders, to be held on February 13, 2008, and (ii) finalizing its quarterly financial results and Form 10-Q, to be released on or about February 14, 2008.  As a result of the immediate pressures on the Company and its employees, the Company hereby requests that the Staff permit the Company to respond to the Comment Letter no letter than February 29, 2008, which is ten business days after the date by which the Staff originally asked the Company to respond.

If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (510) 844-1503.

Sincerely,

/s/ Joseph Lambert
Joseph Lambert
Chief Financial Officer